FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of October 2005	Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.
(Translation of Registrant’s name into English)

Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
Mexico, D.F. 01210
(Address of principal office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

             (Check One) Form 20-F  x  Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

             (Check One) Yes    No  x

        (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Stock Listing Information	2005
Mexican Stock Exchange	THIRD-QUARTER AND NINE-MONTHS RESULTS
Ticker: KOFL
		Third Quarter			Nine Months

NYSE (ADR)		2005	2004	Δ %	2005	2004	Δ %

Ticker: KOF	Total Revenues	12,519	11,938	4.9%	36,943	34,925	5.8%

	Gross Profit	6,183	5,876	5.2%	18,127	17,087	6.1%

	Operating Income	2,167	2,063	5.0%	6,198	5,595	10.8%

Ratio of KOF L to KOF = 10:1	Majority Net Income	1,135	1,321	-14.1%	3,146	4,048	-22.3%

	EBITDA(1)	2,765	2,595	6.5%	8,004	7,370	8.6%

	Net Debt (2)(3)	19,075	21,697		19,075	21,697

	EBITDA (1) / Interest Expense	4.05	4.21		4.42	3.88

	Earnings per Share	0.61	0.72		1.70	2.19

	Average Shares Outstanding	1,846.5	1,846.4		1,846.5	1,846.4

	Expressed in million of Mexican pesos with purchasing power as of September 30, 2005, except for per share amount.
	(1) EBITDA = Operating income + Depreciation + Amortization & Other Non-cash Charges. See reconciliation table on page 11.
	(2) Figures for 2004 are as of December 31, 2004 (3) Net Debt = Total Debt - Cash

	Total revenues increased 4.9% to Ps. 12,519 million in the third quarter of 2005.
For Further Information:

Investor Relations

Alfredo Fernández
alfredo.fernandez@kof.com.mx
(5255) 5081-5120 / 5121

Julieta Naranjo
julieta.naranjo@kof.com.mx
(5255) 5081-5148

Oscar Garcia
oscar.garcia@kof.com.mx
(5255) 5081-5186

Website:
www.coca-colafemsa.com

	Consolidated operating income grew 5.0% to Ps. 2,167 million, and operating margin remained stable at 17.3% in the third quarter of 2005.
	Consolidated majority net income decreased 14.1% to Ps. 1,135 million, resulting in earnings per share of Ps. 0.61 for the third quarter of 2005.

Mexico City (October 28, 2005), Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest Coca-Cola bottler in Latin America and the second-largest Coca-Cola bottler in the world in terms of sales volume, announces results for the third quarter 2005.

“Overall, our performance continued to benefit from the development and implementation of our multi-segmentation models, our shared commercial knowledge and best practices, and our optimization of the value chain.

Operationally, Mexico and Brazil accounted for the bulk of our top- and bottom-line growth in the third quarter. The strength of the Coca-Cola brand and our initial multi-segmentation strategy fostered growth year over year in Mexico. And our new business model—including our redesigned “go-to-market” strategy, reintroduction of returnable packages and better coordination with the Coca-Cola Bottling System fueled our continued growth in Brazil.” said Carlos Salazar, Chief Executive Officer of the Company.

October 28, 2005	Page 1

Consolidated Results

CONSOLIDATED RESULTS

Our consolidated revenues increased 4.9% to Ps. 12,519 million in the third quarter of 2005 as a result of increases in all of our territories with the exception of Central America. Over 85% of our revenues growth came from Mexico, Brazil and Colombia. Consolidated average price per unit case was 1.6% higher in the third quarter of 2005 than in the same period of the previous year, at Ps. 26.32 (US$ 2.43) 1, driven by average price increases across all of our territories except Central America and Colombia.

Total sales volume increased 3.0% to 472.2 million unit cases in the third quarter of 2005 as compared with the same period of 2004. Sales volume growth in Mexico, Colombia and Brazil more than compensated for volume decline in Venezuela and Central America. Carbonated soft drinks (“CSD”) sales volume grew 2.6% to 399.3 million unit cases, driven by incremental volume in Mexico, Colombia and Brazil.

Our gross profit rose 5.2% to Ps. 6,183 million in the third quarter of 2005, as compared with the third quarter of 2004; Mexico represented over 80% of our growth. Gross margin increased 20 basis points to 49.4% in the third quarter of 2005 from 49.2% in the same period of 2004.

Our consolidated operating income grew 5.0% to Ps. 2,167 million in the third quarter of 2005, mainly driven by operating income growth in Mexico and Brazil, which more than offset declines in Central America, Colombia and Argentina. Our operating margin remained stable at 17.3% in the third quarter of 2005 as compared with the same period of 2004.

During the third quarter of 2005, our integral cost of financing totaled Ps. 351 million, reflecting i) a decrease in interest income resulting from a reduction in our cash balances, ii) an increase in interest expenses mainly derived from a higher proportion of debt in Mexican pesos, carrying higher interest rates, iii) a depreciation of the Mexican peso versus the U.S. dollar from June to September 2005, compared with an appreciation during the same period in 2004 and iv) a lower inflation rate applied to our monetary position.

During the third quarter of 2005, income tax, tax on assets and employee profit sharing as a percentage of income before taxes was 33.6%, reflecting a reduction in income tax rate in Mexico during this year.

Our consolidated majority net income was Ps. 1,135 million in the third quarter of 2005, a decrease of 14.1% compared to the same period of 2004, which was mainly driven by an increase in the integral cost of financing during 2005. Earnings per share (“EPS”) were Ps. 0.61 (US$ 0.56 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares).

________________________________________
1 Using a foreign exchange rate of Ps. 10.8131 per U.S. dollar

October 28, 2005	Page 2

Balance Sheet and Consolidated Statement of Changes in Financial Position

BALANCE SHEET

As of September 30, 2005, Coca-Cola FEMSA had a cash balance of Ps. 2,678 million (US$ 248 million), a decrease of Ps. 1,103 million (US$ 102 million) compared with December 31, 2004, as a result of cash used to reduce debt levels in connection to maturities of one of our “Certificados Bursatiles”, as mentioned in the previous quarter press release, and bank debt prepayments. The decrease in cash from working capital is due to the seasonality of our business and tax payments, which were provisioned at the end of last year.

Total short-term debt was Ps. 1,109 million (US$ 103 million) and long-term debt was Ps. 20,644 million (US$ 1,909 million). During the first nine-months of 2005 the effective net debt reduction was Ps. 1,880 million (US$ 174 million). Gross debt payments amounted to Ps. 2,983 million (US$ 276 million), and our cash balance was reduced by Ps. 1,103 million (US$ 102 million).

The weighted average cost of debt for the third quarter was 8.8%, the following chart sets forth the Company’s debt profile by currency and interest rate type as of September 30, 2005:

Currency	% Total Debt(2)	% Interest Rate
		Floating(2)(3)

U.S. dollars	22%	10%
Mexican pesos	72%	5%
Colombian pesos	4%	39%
Other (1)	1%	100%

(1)	Includes the equivalent of US$ 27.7 million denominated in Argentine pesos, and US$ 3.8 million denominated in Guatemalan quetzales.
(2)	After giving effect to cross-currency swaps.
(3)	After giving effect to interest rate swaps.

Consolidated Statement of Changes in Financial Position
Expressed in million of Mexican pesos and U.S. dollars as of September 30, 2005

	Jan - Sept. 2005
	Ps.	USD (1)

Net income	3,166	292
Non cash charges to net income	1,596	148

	4,762	440

Change in working capital	(589)	(54)

NRGOA(2) before change in accounting principles	4,173	386

NRGOA(2)	4,173	386

Total investments	(1,124)	(104)
Dividend payments	(626)	(58)
Debt payments	(2,983)	(276)
Financial transactions	(543)	(50)

Increase in cash and cash equivalents	(1,103)	(102)

Cash and cash equivalents at begining of period	3,781	350
Cash and cash equivalents at end of period	2,678	248

(1)	Expressed in US$ millions assuming a foreign exchange rate of Ps. 10.8131 per US Dollar
(2)	Net Resources Generated by Operating Activities

October 28, 2005	Page 3

Mexican Operating Results

MEXICAN OPERATING RESULTS

Revenues

Revenues from our Mexican territories increased 4.6% to Ps. 7,225 million in the third quarter of 2005, as compared with the same period of the previous year. Sales volume growth and average price increase each contributed around 50% of the incremental revenues. Average price per unit case grew 1.9% to Ps. 27.33 (US$ 2.53) during the third quarter of 2005. Higher average prices resulted from incremental volume from the Coca-Cola brand in single-serve presentations, which carry a higher price per unit case. Excluding Ciel water volume in 5.0, 19.0 and 20.0 -liter packaging presentations, our average price per unit case was Ps. 31.45 (US$ 2.91) .

Total sales volume increased 2.3% to 262.3 million unit cases in the third quarter of 2005, as compared with the third quarter of 2004. The increase in carbonated soft drinks sales volume and the non-carbonated beverage segment, including single-serve bottled water, represented over 65% of our incremental volume; the balance was mainly comprised of incremental jug water sales volume. Carbonated soft drinks sales volume grew 1.5% compared with the same period of the previous year, mainly driven by the Coca-Cola brand. Excluding bottled water, the non-carbonated beverage segment grew 33.3% in the third quarter of 2005 from a low base as a result of volume growth in Ciel Aquarius and Powerade.

Operating Income

Our gross profit grew 7.6% to Ps. 3,898 million in the third quarter of 2005, as compared with the same period of 2004, resulting in a 140 basis-point expansion of our gross margin to 53.9% . This growth was driven by a decrease in sweetener costs, as a result of lower sugar prices combined with usage of high fructose corn syrup, which carries a lower price than sugar, and an appreciation of the Mexican peso year over year, as applied to our U.S. dollar-denominated costs, both of which more than compensated for higher polyethylene terephtalate (“PET”) resin costs year over year.

Operating expenses as a percentage of total revenues increased 110 basis points to 31.9% in the third quarter of 2005, from 30.8% in the same period of 2004, as a result of an increase in breakage expenses of returnable bottles and expenses related to ongoing value creation initiatives. Operating income increased 6.6% to Ps. 1,594 million in the third quarter of 2005, an improvement in operating income margin of 50 basis points in the quarter.

October 28, 2005	Page 4

Central American and Colombian Operating Results

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Revenues decreased 3.5% to Ps. 820 million in the third quarter of 2005, as compared with the same period of the previous year, mainly driven by lower average price per unit case. Average price per unit case declined 2.6% to Ps. 30.18 (US$ 2.79), mainly as a result of a more competitive environment in Nicaragua and Costa Rica, and a shift in our multi-serve packaging mix towards larger presentations.

Total sales volume in our Central American territories declined 1.8% to 26.9 million unit cases in the third quarter of 2005, as compared with the same period of 2004. Volume decline came from a 2.7% decrease in carbonated soft drinks due to a more competitive environment, which more than offset a 13.3% increase in bottled water and non-carbonated beverages.

Operating Income

Gross profit declined 2.3% in the third quarter of 2005, as compared with the same period of 2004, to Ps. 375 million. However, as a percentage of total revenues gross margin increased 50 basis points mainly due to lower costs per unit case driven by the standardization in accounting practices related to breakage expenses, which are now recorded as operating expenses.

Our operating income decreased 14.9% to Ps. 86 million in the third quarter of 2005, compared with the same period of 2004, driven by lower fixed cost absorption resulting from lower revenues and a slight increase in operating expenses. Operating income margin was 10.5% in the third quarter of 2005, a decrease of 140 basis points.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues increased 8.0% to Ps. 1,202 million in the third quarter of 2005, as compared with the third quarter of 2004. Higher volume more than offset average price reduction. Despite of price increases implemented during the third quarter of 2005, we were not able to offset last twelve months inflation, resulting in an average price per unit case decline of 3.5% to Ps. 26.53 (US$ 2.45)

Total sales volume grew 12.1%, as compared with the same period of 2004, to 45.4 million unit cases in the third quarter of 2005. Carbonated soft drinks posted a strong volume growth of 14.7%, more than compensating for a slight volume decline in other categories. The carbonated soft drink flavor brand Crush accounted for almost 75% of incremental volume, and the Coca-Cola brand for the majority of the balance.

Operating Income

Gross profit declined 1.5% to Ps. 544 million in the third quarter of 2005, as compared with the same period of the previous year, resulting in a gross margin of 45.2% . The gross margin decline of 440 basis points resulted from the combined effect of lower average price per unit case and higher cost per unit case due to a packaging mix shift to non-returnable presentations, which grew as a percentage of our total sales volume to 47.6% from 41.8% in the third quarter of 2004.

In spite of our higher marketing expenses and higher expenses resulting from the introduction of returnable bottles, both related to the introduction of the Crush brand, our operating expenses declined as a percentage of total sales and on a per unit case basis in the third quarter of 2005, driven by better execution practices, which resulted in a reduction in freight costs and breakage expenses. Our operating income declined by 7.3% to Ps. 153 million, mainly due to lower gross profit, resulting in a margin reduction of 210 basis points.

October 28, 2005	Page 5

Venezuelan and Argentine Operating Results

VENEZUELAN OPERATING RESULTS

Revenues

Revenues from our Venezuelan operations increased 6.5% to Ps. 1,224 million in the third quarter of 2005, as compared with the same period of 2004, this increase was driven by higher average price per unit case, which more than offset a 2.0% volume decline. Our average price grew 8.3% to Ps. 27.53 (US$ 2.55) as a result of price increases implemented during the last twelve months.

Total sales volume decreased 2.0% to 44.3 million unit cases during the third quarter of 2005, as compared with the same quarter of 2004, driven by flavored carbonated soft drinks decline which more than offset volume growth of the Coca-Cola brand.

Operating Income

Gross profit decreased 1.4% to Ps. 479 million in the third quarter of 2005, as compared with the same period of the previous year. As a percentage of sales, our gross margin decreased to 39.1% in the third quarter of 2005 from 42.3% in the same period of 2004. This decline was a result of higher raw material prices and a shift in packaging mix to non-returnable presentations, which grew as a percentage of our total sales volume to 71.6% from 66.3% in the third quarter of 2004.

Operating expenses decreased 1.8% to Ps. 425 million in the third quarter of 2005, driven by the progress made in the standardization of administrative and commercialization processes, which more than offset salary increases. Operating income increased 1.9% to Ps. 54 million in the third quarter of 2005; however, the decline in operating expenses was partially offset by higher cost per unit case, resulting in a 20 basis-point operating margin decline to 4.4% in the third quarter of 2005 compared to the same period of 2004.

ARGENTINE OPERATING RESULTS

Revenues

In the third quarter of 2005, our total revenues increased by 2.4% to Ps. 639 million, compared with same period of 2004. Average price per unit case increased 3.1% to Ps. 18.05 (US$ 1.67), as a result of i) a positive product shift mix towards single-serve presentations form our core and premium brands, which carry higher average price per unit case ii), incremental volume from our carbonated soft drink premium and core segments combined with the strong performance of our non-carbonated portfolio, and iii) price increases implemented during the quarter.

Total volume increased by 1.2% to 34.3 million unit cases, resulting from volume growth in our carbonated soft drinks core and premium segments, which more than offset volume decline of our value protection brands. Non-carbonated beverages and bottled water doubled in size, representing 3.2% of total sales volume.

Operating Income

Our gross profit increased 1.6% to Ps. 257 million, as compared with the third quarter of 2004. Gross margin was 40.3%, declining from 40.6% in the same period of previous year, due to higher PET resin prices and labor costs.

Operating expenses increased 9.3% due to higher freight costs and salaries in the third quarter of 2005 as compared to the same period of 2004. As a result, higher top-line growth partially compensated for higher cost and expenses resulting in an operating income decline of 9.7% to Ps. 93 million in the third quarter of 2005.

October 28, 2005	Page 6

Brazilian Operating Results

BRAZILIAN OPERATING RESULTS

Beginning with second quarter, we will no longer include beer that we distribute in Brazil in our sales volumes and net sales. Instead, the amount we receive for distributing beer in Brazil is included in other revenues. We have reclassified prior periods presented in this press release for comparability purposes. We believe this presentation better reflects the performance of our core operations.

Revenues

Our total revenues improved by 7.6% to Ps. 1,434 million in the third quarter of 2005, as compared with the same period of 2004, mainly driven by sales volume growth since average price per unit remained stable in real terms at Ps. 23.67 (US$ 2.19) ..

Total sales volume increased 7.1% to 59.0 million unit cases in the third quarter of 2005. The increase included 6.8% growth in carbonated soft drinks, mainly driven by the Coca-Cola and Fanta brands, accounting for over 85% of incremental volume during the quarter. Bottled water sales volume grew 11.8% in the quarter, driven by an increased focus on the Crystal brand, both in marketing and execution.

Operating Income

In the third quarter of 2005, our gross profit increased 15.9% to Ps. 685 million, as compared with the same period of the previous year. Gross margin increased 350 basis points to 47.8%; manufacturing efficiencies and the appreciation of the Brazilian real against the U.S. dollar as applied to our raw material costs more than offset raw material price increases.

Our operating expenses as a percentage of total revenues decreased 70 basis points in the third quarter of 2005 from 33.4% in the same period of 2004 as a result of higher revenues and operating improvements such as presale efficiency. Operating income was Ps. 217 million in the third quarter of 2005, resulting in a 410 basis-point expansion in operating margin to 15.1% in the third quarter of 2005 from 11.0% in the same period in 2004.

October 28, 2005	Page 7

Summary of Nine Months Results and Recent Developments

SUMMARY OF NINE-MONTH RESULTS

Our consolidated revenues increased 5.8% to Ps. 36,943 million in the first nine months of 2005, as compared with the first nine months of 2004, as a result of growth in all of our territories, with the exception of Central America. Over 80% of our revenues growth came from Mexico, Brazil and Colombia. Consolidated average price per unit case increased 1.0% to Ps. 26.26 (US$ 2.43) in the first nine months of 2005. Average price increased in all of our territories except for Central America.

Total sales volume increased 4.8% to 1,396.9 million unit cases in the first nine months of 2005, as compared with the same period of the previous year. Sales volume growth in Mexico and Brazil accounted for over 75% of our incremental volume. Carbonated soft-drink sales volume grew 4.1% to 1,177.1 million unit cases, driven by incremental volume across all of our territories, except for Central America.

Our gross profit increased 6.1% to Ps. 18,127 million in the first nine months of 2005, as compared with the first nine months of the previous year, driven by gross profit growth across all of our territories, except Central America. Brazil and Mexico accounted for over 85% of this increase. Gross margin increased to 49.1% during the first nine months of 2005 from 48.9% in the first nine months of 2004, driven by higher revenues in all of our territories except Central America.

Our consolidated operating income increased 10.8% to Ps. 6,198 million in the first nine months of 2005, as compared with the first nine months of 2004. Brazil and Mexico accounted for more than 90% of our growth. Our operating margin improved 80 basis points to 16.8% in the first nine months of 2005.

Our consolidated majority net income was Ps. 3,146 million in the first nine months of 2005, a decrease of 22.3% compared to the first nine months of 2004, driven by a one-time effect that increased net income during 20041 and a one-time effect that decreased net income in the first quarter of 20052. EPS were Ps. 1.70 (US$ 1.57 per ADR) computed on the basis of 1,846.5 million shares outstanding (each ADR represents 10 local shares). Excluding the above-mentioned effects of non-recurring items majority net income would have grown by 16.2% .

RECENT DEVELOPMENTS

  The Coca-Cola Company has informed us that in a three year period, it will gradually increase concentrate prices for carbonated soft drinks in Mexico and Brazil. In Mexico, the increase will raise the cost for all carbonated soft drinks in non-returnable presentations.

  Based on our internal estimates for revenues and sales volume mix the incremental cost in Mexico represents approximately US$ 20 million in 2007, increasing gradually by a similar amount during the following two years, reaching around US$ 60 million by the end of 2009. In Brazil, the increase will affect all carbonated soft-drink presentations, and, based on such estimates, will raise our costs by approximately US$ 1.0 million in 2006, increasing gradually by a similar amount the following two years, reaching around US$ 3.8 million by the end of 2008.

  We have informed The Coca-Cola Company that in order to offset the impact to our profitability that such concentrate prices represent, we intend to reduce our contribution to marketing expenditures of its soft drink brands in Mexico and Brazil, effective the same dates as the cost increases.
________________________________________

1 During the second quarter of 2004, we obtained a tax reimbursement in connection with a deduction of losses arising from a sale of shares during 2002 in the amount of Ps. 1,325 million; additionally there was a charge to income in the amount of Ps. 88 million related to interests and adjustments resulting from a change in the tax deduction criteria on coolers in Mexico. The net effect of these two transactions was Ps. 1,237 million.
2 As we disclosed in the first quarter of 2005, the tax authorities reviewed the payments in connection with the change in criteria that requires refrigerators to be treated as fixed assets with finite useful lives, which resulted in an additional one-time payment in Mexico in the amount of Ps. 119 million.

October 28, 2005	Page 8

Conference Call Information and Disclaimer

CONFERENCE CALL INFORMATION

Our third-quarter 2005 Conference Call will be held on: October 28, 2005, 11:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 800-561-2601 and International: 617-614-3518. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com

If you are unable to participate live, an instant replay of the conference call will be available through November 4, 2005. To listen to the replay, please dial: Domestic U.S.: 888-286-8010 or International: 617-801-6888. Pass code: 98344233.

Coca-Cola FEMSA, S.A. de C.V. produces and distributes Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and southeast Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater São Paulo, Campiñas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories. The Company has 30 bottling facilities in Latin America and serves approximately 1,500,000 retailers in the region. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.

Figures for the Company’s operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles (Mexican GAAP). All figures are expressed in constant Mexican pesos with purchasing power at September 30, 2005. For comparison purposes, 2004 and 2005 figures from the Company’s operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate at the end of the period. In addition, all comparisons in this report for the third quarter of 2005, which ended on September 30, 2005, are made against the figures for the comparable period in 2004, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, that could materially impact the Company’s actual performance.

References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(7 pages of tables to follow)

October 28, 2005	Page 9

Consolidated Balance Sheet

Consolidated Balance Sheet
Expressed in million of Mexican pesos with purchasing power as of September 30, 2005

Assets		Sep-05		Dec-04

Current Assets
Cash and cash equivalents	Ps.	2,678	Ps.	3,781
Total accounts receivable		1,769		2,226
Inventories		2,623		2,585
Prepaid expenses and other		822		880

Total current assets		7,892		9,472

Property, plant and equipment
Property, plant and equipment		30,700		31,164
Accumulated depreciation		-13,393		-13,018
Bottles and cases		951		1,071

Total property, plant and equipment, net		18,258		19,217

Investment in shares and other		539		445
Deferred charges, net		1,416		1,552
Intangibles		38,725		38,246

Total Assets	Ps.	66,830	Ps.	68,932

Liabilities and Stockholders' Equity		Sep-05		Dec-04

Current Liabilities
Short-term bank loans and notes	Ps.	1,109	Ps.	3,346
Interest payable		400		319
Suppliers		3,725		4,268
Other current liabilities		2,606		3,145

Total Current Liabilities		7,840		11,078

Long-term bank loans		20,644		22,132
Pension plan and seniority premium		672		658
Other liabilities		4,395		4,203

Total Liabilities		33,551		38,071

Stockholders' Equity
Minority interest		725		734
Majority interest:
Capital stock		2,841		2,841
Additional paid in capital		12,157		12,157
Retained earnings of prior years		17,108		12,209
Net income for the period		3,146		5,525
Cumulative results of holding non-monetary assets		-2,698		-2,605

Total majority interest		32,554		30,127

Total stockholders' equity		33,279		30,861

Total Liabilities and Equity	Ps.	66,830	Ps.	68,932

October 28, 2005	Page 10

Consolidated Income Statement

Consolidated Income Statement
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	3Q 04	YTD 05	YTD 04

Sales Volume (million unit cases)	472.2	458.4	1,396.9	1,333.0
Average price per unit case	26.32	25.91	26.26	26.01

Net revenues	12,427	11,878	36,680	34,672
Other operating revenues	92	60	263	253

Total revenues	12,519	11,938	36,943	34,925
Cost of sales	6,336	6,062	18,816	17,838

Gross profit	6,183	5,876	18,127	17,087

Operating expenses	4,016	3,813	11,929	11,492

Operating income	2,167	2,063	6,198	5,595

Interest expense	682	616	1,812	1,898
Interest income	76	190	224	285
Interest expense, net	606	426	1,588	1,613
Foreign exchange loss (gain)	4	(107)	(236)	106
Loss (gain) on monetary position	(259)	(469)	(416)	(984)

Integral cost of financing	351	(150)	936	735
Other (income) expenses, net	96	(121)	311	285

Income before taxes	1,720	2,334	4,951	4,575
Taxes	578	1,001	1,785	515

Consolidated net income before ext. items	1,142	1,332	3,166	4,060

Consolidated net income	1,142	1,332	3,166	4,060

Majority net income	1,135	1,321	3,146	4,048

Minority net income	7	12	20	13

Operating income	2,167	2,063	6,198	5,595
Depreciation	317	303	951	960
Amortization and Other non-cash charges (2)	281	229	855	815

EBITDA (3)	2,765	2,595	8,004	7,370

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottel breakage expense.
(3)	EBITDA = Operating Income + Depreciation +Amortization & Other non-cash charges.

October 28, 2005	Page 11

Mexican and Central American operations

Mexican operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	262.3		256.3		768.7		741.6
Average price per unit case	27.33		26.83		27.26		27.26

Net revenues	7,172		6,876		20,951		20,217
Other operating revenues	53		31		180		110

Total revenues	7,225	100.0%	6,907	100.0%	21,131	100.0%	20,327	100.0%
Cost of sales	3,327	46.1%	3,283	47.5%	9,883	46.8%	9,625	47.4%

Gross profit	3,898	53.9%	3,624	52.5%	11,248	53.2%	10,702	52.6%

Operating expenses	2,304	31.9%	2,129	30.8%	6,805	32.2%	6,531	32.1%

Operating income	1,594	22.1%	1,495	21.6%	4,443	21.0%	4,171	20.5%
Depreciation, Amortization & Other non-cash charges (2)	359	5.0%	299	4.3%	1,056	5.0%	1,000	4.9%

EBITDA (3)	1,953	27.0%	1,794	26.0%	5,499	26.0%	5,171	25.4%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Central American operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	26.9		27.4		81.0		80.8
Average price per unit case	30.18		30.98		31.00		31.92

Net revenues	818		852		2,511		2,579
Other operating revenues	2		(2)		3		3

Total revenues	820	100.0%	850	100.0%	2,514	100.0%	2,582	100.0%
Cost of sales	445	54.3%	466	54.8%	1,315	52.3%	1,360	52.7%

Gross profit	375	45.7%	384	45.2%	1,199	47.7%	1,222	47.3%

Operating expenses	289	35.3%	283	33.3%	890	35.4%	937	36.3%

Operating income	86	10.5%	101	11.9%	309	12.3%	285	11.1%
Depreciation, Amortization & Other non-cash charges (2)	53	6.5%	41	4.8%	162	6.4%	182	7.1%

EBITDA (3)	139	17.0%	142	16.8%	471	18.7%	467	18.1%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005	Page 12

Colombian and Venezuelan operations

Colombian operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	45.4		40.5		132.0		122.0
Average price per unit case	26.53		27.48		26.16		25.68

Net revenues	1,202		1,113		3,451		3,133
Other operating revenues	-		-		-		-

Total revenues	1,202	100.0%	1,113	100.0%	3,451	100.0%	3,133	100.0%
Cost of sales	658	54.8%	561	50.4%	1,910	55.4%	1,680	53.6%

Gross profit	544	45.2%	552	49.6%	1,541	44.7%	1,453	46.4%

Operating expenses	391	32.6%	387	34.8%	1,185	34.3%	1,148	36.6%

Operating income	153	12.8%	165	14.9%	356	10.3%	305	9.7%
Depreciation, Amortization & Other non-cash charges (2)	62	5.1%	70	6.3%	210	6.1%	236	7.5%

EBITDA (3)	215	17.9%	235	21.1%	566	16.4%	541	17.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Venezuelan operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	44.3		45.2		129.9		126.7
Average price per unit case	27.53		25.42		27.84		26.00

Net revenues	1,217		1,149		3,616		3,295
Other operating revenues	7		-		10		2

Total revenues	1,224	100.0%	1,149	100.0%	3,626	100.0%	3,297	100.0%
Cost of sales	745	60.8%	663	57.7%	2,154	59.4%	1,943	58.9%

Gross profit	479	39.1%	486	42.3%	1,472	40.6%	1,354	41.1%

Operating expenses	425	34.7%	433	37.7%	1,292	35.6%	1,152	35.0%

Operating income	54	4.4%	53	4.6%	180	5.0%	202	6.1%
Depreciation, Amortization & Other non-cash charges (2)	61	5.0%	55	4.8%	178	4.9%	169	5.1%

EBITDA (3)	115	9.4%	108	9.4%	358	9.9%	371	11.2%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005	Page 13

Argentine and Brazilian operations

Argentine operations
Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	34.3		33.9		105.6		102.5
Average price per unit case	18.05		17.50		18.24		17.32

Net revenues	619		595		1,927		1,774
Other operating revenues	20		29		74		87

Total revenues	639	100.0%	624	100.0%	2,001	100.0%	1,861	100.0%
Cost of sales	382	59.9%	371	59.4%	1,223	61.1%	1,131	60.8%

Gross profit	257	40.3%	253	40.6%	778	38.9%	730	39.2%

Operating expenses	164	25.6%	150	24.1%	485	24.3%	439	23.6%

Operating income	93	14.5%	103	16.5%	293	14.6%	291	15.6%
Depreciation, Amortization & Other non-cash charges (2)	32	4.9%	32	5.1%	97	4.9%	98	5.3%

EBITDA (3)	125	19.6%	135	21.6%	390	19.5%	389	20.9%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

Brazilian operations

Expressed in million of Mexican pesos(1) with purchasing power as of September 30, 2005

	3Q 05	% Rev	3Q 04	% Rev	YTD 05	% Rev	YTD 04	% Rev

Sales Volume (million unit cases)	59.0		55.1		179.7		159.4
Average price per unit case	23.67		23.60		23.51		23.08

Net revenues	1,399		1,298		4,224		3,679
Other operating revenues	35		35		114		115

Total revenues	1,434	100.0%	1,333	100.0%	4,338	100.0%	3,794	100.0%
Cost of sales	749	52.2%	742	55.7%	2,305	53.1%	2,124	56.0%

Gross profit	685	47.8%	591	44.3%	2,033	46.9%	1,670	44.0%

Operating expenses	468	32.7%	445	33.4%	1,389	32.0%	1,332	35.1%

Operating income	217	15.1%	146	11.0%	644	14.8%	338	8.9%
Depreciation, Amortization & Other non-cash charges (2)	32	2.3%	36	2.7%	104	2.4%	92	2.4%

EBITDA (3)	249	17.4%	182	13.7%	748	17.2%	429	11.3%

(1)	Except volume and average price per unit case figures.
(2)	Includes returnable bottle breakage expense.
(3)	EBITDA = Operating Income + Depreciation + Amortization & Other non-cash charges.

October 28, 2005	Page 14

Selected Information

SELECTED INFORMATION

For the three months ended September 30, 2005

Expressed in million of Mexican pesos as of September 30, 2005

	3Q 04		3Q 05

Capex	530.0	Capex	502.0

Depreciation	303.4	Depreciation	317.0

Amortization & Other non-cash charges	228.9	Amortization & Other non-cash charges	281.6

VOLUME
Expressed in million unit cases

	3Q 04				3Q 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	205.1	49.1	2.1	256.3	208.2	51.3	2.8	262.3
Central America	25.9	1.1	0.4	27.4	25.2	1.1	0.6	26.9
Colombia	34.8	5.6	0.1	40.5	39.9	5.4	0.1	45.4
Venezuela	38.8	3.8	2.6	45.2	38.1	4.0	2.2	44.3
Brazil	51.2	3.4	0.5	55.1	54.7	3.8	0.5	59.0
Argentina	33.4	0.3	0.2	33.9	33.2	0.7	0.4	34.3

Total	389.2	63.3	5.9	458.4	399.3	66.3	6.6	472.2

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	3Q 04				3Q 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.6	55.6	1.2	14.6	26.6	57.2	1.2	15.0
Central America	48.3	48.0	3.7	-	41.6	54.3	4.1	-
Colombia	51.4	38.5	3.3	6.8	46.4	44.1	3.5	6.0
Venezuela	30.1	63.3	3.0	3.6	25.1	67.9	3.7	3.3
Brazil	5.6	90.4	4.0	-	8.6	87.7	3.7	-
Argentina	27.1	69.1	3.8	-	25.7	70.5	3.8	-

For the nine months ended September 30, 2005

Expressed in million of Mexican pesos as of September 30, 2005

	YTD 04		YTD 05

Capex	1,299.4	Capex	1,084.6

Depreciation	960.0	Depreciation	951.0

Amortization & Other non-cash charges	815.0	Amortization & Other non-cash charges	855.0

VOLUME
Expressed in million unit cases

	YTD 04				YTD 05

	CSD	Water	Other	Total	CSD	Water	Other	Total

Mexico	591.7	144.3	5.6	741.6	605.2	156.1	7.4	768.7
Central America	76.0	3.5	1.3	80.8	75.9	3.5	1.6	81.0
Colombia	104.9	16.7	0.4	122.0	115.7	16.1	0.2	132.0
Venezuela	108.2	11.0	7.5	126.7	111.8	11.7	6.4	129.9
Brazil	148.9	9.2	1.3	159.4	165.8	12.3	1.6	179.7
Argentina	100.7	1.3	0.5	102.5	102.7	1.8	1.1	105.6

Total	1,130.4	186.0	16.6	1,333.0	1,177.1	201.5	18.3	1,396.9

PACKAGE MIX BY PRESENTATION
Expressed as a Percentage of Total Volume

	YTD 04				YTD 05

	Ret	Non-Ret	Fountain	Jug	Ret	Non-Ret	Fountain	Jug

Mexico	28.5	55.5	1.3	14.7	26.9	56.5	1.2	15.4
Central America	49.8	46.5	3.7	-	43.5	52.9	3.6	-
Colombia	52.0	38.1	3.3	6.6	47.5	43.0	3.4	6.1
Venezuela	31.0	62.2	2.8	4.0	25.2	68.4	3.1	3.3
Brazil	5.3	90.8	3.9	-	7.6	88.9	3.5	-
Argentina	27.3	69.0	3.7	-	26.7	69.8	3.5	-

October 28, 2005	Page 15

Macroeconomic Information

September 2005
Macroeconomic Information

	Inflation			Foreign Exchange Rate (local currency) per U.S. dollar
	LTM	YTD	3Q 05	Sep 05	Dec 04	Sep 04

Mexico	3.51%	1.72%	0.91%	10.8131	11.1460	11.3759
Colombia	5.00%	4.61%	0.77%	2,289.6100	2,389.7500	2,595.1700
Venezuela	15.96%	11.57%	3.34%	2,150.0000	1,920.0000	1,920.0000
Brazil	4.80%	3.79%	-0.18%	2.2222	2.6544	2.8586
Argentina	9.59%	8.61%	2.21%	2.9100	2.9800	2.9800

October 28, 2005	Page 16

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A. DE C.V.
(Registrant)

Date: October 28, 2005	By: /s/ HÉCTOR TREVIÑO GUTIÉRREZ
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer